
02003579

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 07 2002
WASH. D.C. SECTION
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Medallion Equities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Terrell Mill Road
Building 1474, Suite 250
(No. and Street)

Marietta	**Georgia**	**30067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela S. LaMarsh **(678) 819-3055**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3/18

OATH OR AFFIRMATION

I, Pamela S. LaMarsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Medallion Equities, Inc.**, as of **December 31**, 20**01**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GARRY CORNISH
Notary Public, Cobb County, Georgia
My Commission Expires August 21, 2005

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Porter Keadle Moore, LLP

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Shareholders
Medallion Equities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Medallion Equities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control structure, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives, except that the Company prepared and reported the computation of net capital at December 31, 2001 based on a preliminary trial balance, which differed from the final trial balance.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 8, 2002

MEDALLION EQUITIES, INC.

Financial Statements and Supplemental Schedule

December 31, 2001

(with Independent Accountants' Report thereon)



Porter Keadle Moore, LLP


SEC MAIL PROCESSING
RECEIVED
MAR 07 2002
354
WASH. D.C.
SECTION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
Medallion Equities, Inc.:

We have audited the accompanying balance sheet of Medallion Equities, Inc. (the "Company") as of December 31, 2001 and the related statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medallion Equities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in note 2 to the financial statements, the Company has made a prior period adjustment to the December 31, 2000 retained earnings to accrue certain commission expenses that were not recorded and to record the estimated tax effect resulting from that adjustment.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 8, 2002

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

MEDALLION EQUITIES, INC.

Balance Sheet

December 31, 2001

Assets

Cash and cash equivalents	$ 3,640
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $4,871	3,908
Commissions receivable	32,355
Other assets	38,889
	$ 78,792

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable	$ 34,402
Commissions payable	27,374
Total liabilities	61,776
Commitments and contingencies	
Shareholders' equity:	
Callable preferred stock of $.001 par value; 10,000 shares authorized; 50 shares issued and outstanding	-
Non-voting common stock of $.001 par value; 200 shares authorized; 35 shares issued and outstanding	-
Common stock of $.001 par value; 60,000 shares authorized; 4,000 shares issued and outstanding	-
Additional paid-in capital	183,915
Accumulated deficit	(166,899)
Total shareholders' equity	17,016
	$ 78,792

See accompanying notes to financial statements and independent accountants' report.

MEDALLION EQUITIES, INC.

Statement of Operations

For the Year Ended December 31, 2001

Operating income:	
Commissions	$ 1,064,254
Interest	11,664
Other fees	13,150
Total operating income	1,089,068
Operating expenses:	
Commissions	909,274
Selling, general and administrative expenses	226,159
Total operating expenses	1,135,433
Net loss from operations	(46,365)
Income tax expense	25,637
Net loss	$ (72,002)

See accompanying notes to financial statements and independent accountants' report.

MEDALLION EQUITIES, INC.

Statement of Shareholders' Equity
(as revised, see note 2)
For the Year Ended December 31, 2001

	Preferred Stock	Non-Voting Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000, as previously reported	$ -	-	-	146,040	(67,383)	78,657
Prior period adjustment	-	-	-	-	(19,639)	(19,639)
Balance at December 31, 2000, as restated	-	-	-	146,040	(87,022)	59,018
Proceeds from private placement stock sales (35 shares of non-voting common stock)	-	-	-	35,000	-	35,000
Dividends declared and paid on preferred ($100 per share) and non-voting common stock ($82 per share)	-	-	-	-	(7,875)	(7,875)
Reinvestment of dividends	-	-	-	2,875	-	2,875
Net loss	-	-	-	-	(72,002)	(72,002)
Balance at December 31, 2001	$ -	-	-	183,915	(166,899)	17,016

See accompanying notes to financial statements and independent accountants' report.

MEDALLION EQUITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (72,002)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,766
Decrease in commissions receivable	1,599
Increase in other assets	(3,889)
Deferred tax expense	25,637
Decrease in commissions payable	(4,302)
Increase in accounts payable	24,338
Net cash used in operating activities	(26,853)
Cash flows from financing activities:	
Proceeds from private placement stock sales	35,000
Dividends	(7,875)
Reinvestment of dividends	(2,875)
Net cash provided by financing activities	30,000
Net change in cash	3,147
Cash at beginning of period	493
Cash at end of period	$ 3,640

See accompanying notes to financial statements and independent accountants' report.

MEDALLION EQUITIES, INC.

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business
Medallion Equities, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1997. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 37 states. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers retail sales of mutual funds, variable annuities and variable life insurance policies through registered representatives. The Company maintains a clearing relationship with Dain Rauscher, Inc.

Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent the spread between buy and sell transactions processed and net fees charged to registered representatives on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the declining balance method over the estimated useful lives of the assets (five to seven years).

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Cash and Cash Equivalents
For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

(2) Prior Period Adjustment
At December 31, 2000, accumulated deficit as previously reported amounted to $67,383. Subsequent to the issuance of the 2000 financial statements, management became aware that certain commission expenses were not recorded as of December 31, 2000, resulting in an understatement of commission expense in 2000, as previously reported. During 2001, the Company recorded a prior period adjustment to accrue these commission expenses. The net result of this correction is to increase net loss reported in 2000 from $23,757 to $43,396, an increase of $19,639 and to increase accumulated deficit as of December 31, 2000 from $67,383 to $87,022.

(3) Liquidity and Going Concern Considerations

The Company incurred a net loss of $72,002 and had negative cash flows from operations for the year ended December 31, 2001 and has an accumulated deficit of $166,899 as of December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to raise additional capital through improved operations and the issuance of additional equity capital. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4) Related Party Transactions and Commitments

The Company has an agreement with Medallion Agency, Inc. ("Agency"), whereby the Company will reimburse Agency for rent for its leased office space on a month-to-month basis. Agency is owned equally by two of the three shareholders of the Company. Agency produces some variable life and annuity business for the Company.

In addition, the Company is affiliated with Consumer Concepts Investments, Inc. ("Consumer Concepts") through common ownership. Consumer Concepts is a broker-dealer that is NASD licensed and sells primarily mutual funds and variable life insurance and annuity policies. The Company's President is listed as the Chief Operating Officer and General Securities Principal for Consumer Concepts, although she has no day-to-day responsibilities. The Company and Consumer Concepts switched office space at the beginning of 2002, because Consumer Concepts had outgrown its office space, and the Company was not utilizing all its space. For the near future, Consumer Concepts will reimburse the Company for the rent differential, since it is using the larger space.

(5) Income Taxes

The components of income tax expense (benefit) for the year ended December 31, 2001 are as follows:

Current	$ -
Deferred	(17,619)
Change in valuation allowance	43,256
	$ 25,637

The difference between income tax expense computed by applying the statutory federal income tax rate to loss before taxes for the year ended December 31, 2001 is due to the change in the valuation allowance on deferred tax assets.

At December 31, 2001, the Company has recorded a deferred tax asset in the amount of $59,063 relating to net operating loss carryforwards. Also as of December 31, 2001, the Company has recorded a valuation allowance in the amount of $59,063 based on management's assessment of the future realizability of the deferred tax asset. These operating loss carryforwards of approximately $155,000 will begin to expire in 2015 if not previously utilized.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $9,220, which was $4,220 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.70 to 1.

MEDALLION EQUITIES, INC.

Notes to Financial Statements, continued

(7) Shareholders' Equity

The Company has issued 50 shares of callable preferred stock. The preferred stock pays a cumulative annual dividend of 10% and is callable at $1,000 per share on December 15, 2002. The preferred stock has no voting rights and no dividends were in arrears at December 31, 2001.

During 2001, the Company issued 35 shares of non-voting common stock for proceeds totaling $35,000. The proceeds of this stock offering were used for general corporate purposes.

(8) Commitments and Contingencies

In the normal course of business, the Company is involved in law suits that allege violations of federal and state securities laws and claim damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various law suits will not result in material adverse effect on the Company's financial position.

SUPPLEMENTAL SCHEDULE

MEDALLION EQUITIES, INC.

Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital:	
Total assets	$ 78,792
Aggregate indebtedness	61,776
Net assets	17,016
Non-allowable assets	(7,796)
Net capital	9,220
Minimum net capital	5,000
Excess net capital	$ 4,220
Aggregate indebtedness to net capital ratio:	
Aggregate indebtedness, consisting of accounts and commissions payable	$ 61,776
Net capital	$ 9,220
Ratio	6.70 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2001):

Net capital, as reported in Part II of FOCUS report	$ 30,203
Audit adjustments, net	(21,683)
Difference in haircut adjustment	700
Net capital per above	$ 9,220